Filed Pursuant to Rule 424(b)(3)

Registration No. 333-290714

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated Apil 7, 2026)

NAMIB MINERALS

PROSPECTUS FOR
Up to 1,750,000 Ordinary Shares

This Prospectus Supplement No. 2 (this “Supplement”) updates and supplements the prospectus dated April 7, 2026 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (File No. 333-290714) (the “Registration Statement”), related to the offer and sale from time to time by Cohen & Company Securities, LLC (the “Selling Shareholder”) of up to 1,750,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Namib Minerals (the “Company”) that may be issued pursuant to the Amended and Restated Promissory Note with a face value of $3.5 million (the “Promissory Note”), dated as of December 9, 2025, issued by the Company to the Selling Shareholder. Capitalized terms used in this Supplement and not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

The purpose of this Supplement is to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K which was submitted to the U.S. Securities and Exchange Commission (the “SEC”) on July 7, 2026 and is included immediately following the cover page of this Supplement. This Supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and information in this Supplement from time to time by filing amendments to the Registration Statement or other supplements to the Prospectus, as required. You should read the entire Prospectus, this Supplement, any amendments to the Registration Statement, or subsequent supplements to the Prospectus (to the extent information therein is not superseded by more up to date information in subsequent supplements or amendments to the Prospectus) carefully before you make your investment decision.

Our Ordinary Shares are listed on the Nasdaq Global Market under the symbol “NAMM,” and our Warrants are listed on the Nasdaq Capital Market under the symbol “NAMMW.” On July 6, 2026, the closing trading prices of our Ordinary Shares and Warrants were $1.81 and $0.1733, respectively.

YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 7 OF THE PROSPECTUS.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THE PROSPECTUS, AS SUPPLEMENTED BY THIS SUPPLEMENT, IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Supplement is July 7, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42685

Namib Minerals

(Translation of registrant’s name into English)

Suite 210, 2nd Floor, Windward III

Regatta Office Park, PO Box 500

Grand Cayman, Cayman Islands, KY1-1106

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes in Management and Board of Directors

On July 2, 2026, the board of directors (the “Board”) of Namib Minerals (the “Company”) elected Tulani Sikwila as the Chairman of Board. Mr. Sikwila will continue to serve as Chief Executive Officer of the Company but will no longer serve as Chief Financial Officer. The Board integrated the responsibilities of the General Counsel role into the Chief Financial Officer role and appointed Siphesihle Mchunu, who previously served as General Counsel, as the Chief Financial Officer of the Company. Mr. Mchunu will continue to serve as a director of the Company and will continue to exercise his former duties as General Counsel in his role as Chief Financial Officer.

Additionally, the Board appointed Wendy Luhabe, age 69, as a Class III director, effective July 3, 2026, filling the vacancy created by the resignation of Ibrahima Tall who resigned as director of the Company effective June 3, 2026. Ms. Luhabe will serve as the lead independent director, and her initial term will expire at the 2028 annual general meeting of the Company. Ms. Luhabe was appointed as a member of the compensation committee and will be entitled to receive compensation in accordance with the Company’s compensation policy for independent directors.

Ms. Luhabe has over 30 years of experience as an entrepreneur, investor and corporate director. Ms. Luhabe has extensive board and governance experience, with expertise in executive compensation, executive succession planning, corporate governance, risk management, corporate social responsibility, board nominations and environmental, social and governance (ESG) matters. She has served as a non-executive director and chair of numerous public and private sector organizations, including Vodacom (2000–2005), the Industrial Development Corporation of South Africa (2001–2009), Vendôme South Africa (2001–2011), Tiger Brands (1994–2001) and Telkom (1994–2003). She previously served as Chancellor of the University of Johannesburg and has served on the board of IMD in Lausanne, Switzerland, and the Advisory Board of ESSEC Business School in Paris, France. Ms. Luhabe previously served as non-executive chair of Pepkor Holdings Limited, which is listed on the Johannesburg Stock Exchange, and currently serves as a director of Compagnie Financière Richemont, which is listed on the SIX Swiss Exchange. Ms. Luhabe received a Bachelor of Commerce degree, majoring in Accounting and Management, from the University of Lesotho in 1981 and completed the Management Advancement Program at the University of the Witwatersrand in 1983. Ms. Luhabe has also been awarded four honorary doctorates in commerce, including honorary doctorates from the University of Fort Hare and Stellenbosch University in South Africa.

On July 7, 2026, the Company issued a press release announcing the changes in leadership. A copy of the press release is attached hereto as Exhibit 99.1.

This report on Form 6-K (other than Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-290661), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits

Exhibits

Exhibit No.	Description
99.1	Press Release, dated July 7, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAMIB MINERALS

By:	/s/ Siphesihle Mchunu
Name:	Siphesihle Mchunu
Title:	Chief Financial Officer

Date: July 7, 2026

Exhibit 99.1

Namib Minerals Announces Board and Executive Leadership Appointments to Support Next Phase of Growth

New York, July 07, 2026 (GLOBE NEWSWIRE) -- Namib Minerals (Nasdaq: NAMM) (“Namib Minerals” or the “Company”) today announced a series of Board and executive leadership appointments to strengthen Board oversight, reinforce financial leadership and support the Company’s next phase of growth, including the planned restart of the Redwing Mine and execution of its development financing strategy. Tulani Sikwila has been appointed Chairman of the Board in addition to serving as Chief Executive Officer; Wendy Luhabe has joined the Board as an Independent Non-Executive Director and Lead Independent Director; and Sphe Mchunu has been appointed Chief Financial Officer.

Board Leadership

The Board of Directors has appointed Tulani Sikwila as Chairman of the Board, and Mr. Sikwila will continue to lead the Company as Chief Executive Officer. The Board concluded that a unified leadership structure best serves Namib during its current execution phase, as the Company advances the restart of the Redwing mine, executes its development financing strategy and continues to strengthen its governance framework as a Nasdaq-listed company. The Board will continue to review its leadership structure as the Company evolves.

The Company announced the appointment of Wendy Luhabe to the Board as an independent non-executive director, effective July 3, 2026. The independent directors of the Board have elected Ms. Luhabe to serve as Lead Independent Director. In this role, she will chair executive sessions of the independent directors, serve as principal liaison between the independent directors and the Chairman, and provide input on Board agendas and information flow. The appointment of an experienced Lead Independent Director is meant to strengthen independent oversight while supporting management as they execute the Company’s strategy and priorities.

Ms. Luhabe brings more than three decades of Board leadership across companies listed outside the U.S. and development finance. She chaired the Industrial Development Corporation of South Africa from 1999 to 2009, overseeing the deployment of capital into mining, resources and industrial projects across the continent. She stepped down as Independent Non-Executive Chair of Pepkor Holdings on 30 June 2026 (JSE: PPH). She is currently a non-executive director of Compagnie Financière Richemont (SIX: CFR), where she serves on the Governance & Sustainability and Nominations Committees. Her previous roles include Chairman of Vodacom Group and director of the Johannesburg Stock Exchange.

Ms. Luhabe commented: “Namib Minerals has a producing asset, a defined restart programme at Redwing, and a financing plan grounded in African development finance — territory I know well from a decade chairing the Industrial Development Corporation of South Africa. I look forward to providing experienced oversight for this exciting phase of the Company’s growth.”

Mr. Sikwila, Chairman and Chief Executive Officer, said: “Wendy’s appointment strengthens this Board materially. She has chaired a national development-finance institution, helped govern some of the region’s largest listed companies, and understands what disciplined capital deployment into African mining looks like. I thank the Board for its confidence, and our priorities are unchanged: safe, consistent production at How Mine, bringing Redwing Mine back into production, and completing our development financing program.”

Appointment of Sphe Mchunu as Chief Financial Officer

Mr. Mchunu, currently a Director and General Counsel of the Company, will transition into the role of Chief Financial Officer. He joined Namib Minerals, Greenstone Corporation and its predecessor companies as Group General Counsel in 2020.

As General Counsel, he played a central role in Namib’s June 2025 business combination with Hennessy Capital Investment Corp. VI and its subsequent Nasdaq listing, leading the legal, regulatory and disclosure workstreams. His responsibilities have extended across the Company’s producing and development assets in Zimbabwe, covering regulatory compliance, risk assessment, corporate governance and capital raising.

Prior to joining the Company, Mr. Mchunu practised at leading South African firms, including Hogan Lovells, across the mining and corporate finance disciplines. He has over a decade of experience structuring and advising on corporate finance transactions, including rights issues, debt instruments and other capital markets transactions, and holds a Master of Laws degree in Commercial Law from the University of Cape Town. His experience across corporate finance, governance and capital allocation uniquely positions him to lead Namib’s finance organization during its next phase of growth.

Mr. Sikwila, Chairman and Chief Executive Officer, said: “Sphe brings a rare combination of perspectives to the role of CFO. He has worked closely with both the operational and finance portfolios of our business and was instrumental in taking the Company public. The Board is confident he is the right person to lead our finance portfolio through this next phase of growth.”

These appointments represent another important milestone in Namib’s ongoing evolution as a publicly listed mining company and reflect the Board’s commitment to strong governance, disciplined capital allocation and long-term value creation for shareholders.

About Namib Minerals

Namib Minerals (NASDAQ: NAMM) is a gold producer, developer and explorer with operations focused in Zimbabwe. Currently, Namib Minerals operates the How Mine, an underground gold mine in Zimbabwe, and aims to restart two assets in Zimbabwe. For additional information, please visit namibminerals.com.

Forward-Looking Statements

This press release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements that refer to restarts of mines, future financing or other future events or circumstances, including any underlying assumptions, are also forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company’s governance and leadership structure, its financing programme and the planned restart of the Redwing Mine. Forward-looking statements are based on current expectations, are inherently subject to uncertainties and changes in circumstances, and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These statements involve a number of risks and uncertainties described in the filings we make with the Securities and Exchange Commission, and you should carefully consider those factors. We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

Contact:

Investor Relations:
Investor.relations@namibminerals.com